HCM II Acquisition Corp.

100 First Stamford Place, Suite 330

Stamford, CT 06902

Terrestrial Energy Inc.

2730 W. Tyvola Road, Suite 100

Charlotte, NC 28217

VIA EDGAR

September 3, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eiko Yaoita Pyles Hugh West Sarah Sidwell Jennifer Angelini

Re:	HCM II Acquisition Corp.
Draft Registration Statement on Form S-4/A
Submitted on August 15, 2025
CIK No. 0002019804

Ladies and Gentlemen:

Terrestrial Energy Inc. (the “Company”) and HCM II Acquisition Corp. (“HCM II” and collectively with the Company, “we,” “our” or “us”) hereby transmit our response to the comment letter and oral comment received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 28, 2025, regarding the amended Draft Registration Statement on Form S-4 (the “Registration Statement”) submitted to the Commission on August 15, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with our response. In response to the Staff’s comments, we are filing via Edgar a revised Registration Statement simultaneously with the submission of this response letter.

General

1.	We note your response to prior comment 1. Please revise your disclosure to additionally include the maximum number of shares issuable to Mr. Matthews pursuant to the contingent value right, without assuming a No Pricing Event, or otherwise. Refer to Items 1603(a)(6), 1604(a)(3), and 1604(b)(4) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 14 and 16 to address the Staff’s comment.

2.

We note that your disclosure regarding the DOE’s Advanced Reactor Program includes references to “fast-track commercial licensing activities,” “commercialization pathway,” and “leveraging the program’s fast-track approach to advance the licensing and deployment” of your IMSR technology. We further note that the DOE’s press release announcing the pilot program on June 18, 2025, refers to testing, research, and development, toward ensuring at least three reactors achieve criticality by July 4, 2026, and does “not demonstrate reactors for commercial suitability,” consistent with the related Executive Order. Please revise your disclosure to more clearly discuss the purpose and scope of the pilot program in light of the foregoing, including clarification of its relation to commercial licensing and commercialization. Please also discuss your plans to achieve criticality of the IMSR technology by the target date.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 79 and 268 to address the Staff’s comment.

Interests of Certain HCM II Persons in the Business Combination, page 148

3.	Please reinstate the language that appears to have been inadvertently deleted at the bottom of page 148.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 148 to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information Other Agreements, page 212

4.	We note your disclosure in footnote (2) of the Equity Capitalization Summary table indicates that you assumed full exercise of the Terrestrial Call Options, however, you state in footnote (3) that you assumed no repurchases pursuant to the Terrestrial Call Options. Please revise to resolve this inconsistency here and throughout the filing.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 212 to address the Staff’s comment.

Beneficial Ownership of Securities, page 299

5.	We note your response to prior comment 10. Please revise the disclosure preceding the table to clearly state that post-business combination ownership does not reflect the exercise or conversion of any securities, including those that may become exercisable or convertible upon completion of the business combination or within 60 days thereof. In addition, we reissue our comment in relation to Note 3, which continues to refer to any pecuniary interest that Mr. Matthews "may have;" please revise to disclose that he has an economic interest in 2,950,000, or approximately 51.3%, of the Founder Shares held by the Sponsor.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 299-301 to address the Staff’s comment.

Certain Relationships and Related Person Transactions, page 303

6.	Please revise to update the disclosure in this section.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 304 to address the Staff’s comment.

Condensed Consolidated Financial Statements, page F-44

7.	Please revise to present the exchangeable common and preferred shares in separate line items on the face of financial statements.

Response: We acknowledge the Staff’s comment and have revised the face of the financial statements beginning on F-44 to address the Staff’s comment.

Exchangeable Shares, page F-59

8.	Your response to prior comment 11 stated that Exchangeable Shareholders have rights only to the Terrestrial Energy Inc.’s common and preferred stock and do not have any voting, control or economic rights to ExchangeCo through the Exchangeable Shares. Please confirm that Exchangeable Shareholders do not have economic interests in ExchangeCo through their ownerships of Exchangeable shares and revise your disclosure to clarify that throughout the filing.

Response: We acknowledge the Staff’s comment and have revised the disclosure on F-60 and throughout the filing to address the Staff’s comment.

Exhibits

9.	We note your response to prior comment #13, please revise Exhibit 2.1 to include a list briefly identifying the contents of the omitted disclosure letters. Refer to Item 601(a)(5) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised Exhibit 2.1 to include a list briefly identifying the contents of the omitted disclosure letters.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Kevin E. Manz, Esq. at (212) 556-2133 or Eliot W. Robinson, Esq. at (404) 572-6785.

Sincerely,

By:	/s/ Shawn Matthews
Name:	Shawn Matthews
Title:	Chief Executive Officer, HCM II Acquisition Corp.

cc:

Sincerely,

By:	/s/ Simon Irish
Name:	Simon Irish
Title:	Chief Executive Officer, Terrestrial Energy Inc.

cc:

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